September 11, 2025

Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
875 Third Avenue, 26th Floor
New York, NY 10022

       Re: RREEF Property Trust, Inc.
           10-K for the fiscal year ended December 31, 2024
           File No. 000-55598
Dear Eric M. Russell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 14 - Segment Information, page F-40

1.     We note your statement that    [t]he significant expense types within
segment operating
       expenses for the Real Estate Properties segment include real estate taxes, insurance, utilities, professional services and maintenance costs." Please tell us how you determined it was unnecessary to quantify each of these significant expenses. In your response, please address your consideration of ASC 280-10-50-26A.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295
with any questions.
 September 11, 2025
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction